News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM RECEIVES C$45 MILLION FINANCING
 New term loan supported by existing shareholders

MONTRÉAL (QUÉBEC)— July 3, 2007— SR Telecom Inc. (TSX: SRX) today announced that it has entered into an agreement with a syndicate of lenders comprised of shareholders and lenders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million was drawn today and an additional $10.0 million will be available for drawdown for a period of up to one year from closing, subject to certain conditions. The term loan has a five-year term and is subject to the same security as the existing loans under the Company’s existing credit facility, but ranking senior to the existing loans. The term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. The cash portion of the interest will be payable in kind until December 2008. A payout fee of 5% of the term loan will be paid to lenders upon repayment or maturity of the loan.

“The level of support we have received today from our shareholders and lenders is a strong indication of their ongoing belief in SR Telecom, its people, its products and its WiMAX strategy,” said Serge Fortin, SR Telecom’s President and Chief Executive Officer. “While it is clear that much remains to be done for SR Telecom to regain positive and sustainable momentum, these additional funds will enable us to execute on our growth strategy even though the delay in finalizing today’s announcement has had a negative impact on manufacturing schedules and deliveries, and will have an unfavourable effect on second and third quarter results.”

Amendments to terms
In connection with entering into this new term loan, the syndicate of lenders has agreed to amend some of the terms of the initial advances under the credit facility and the convertible term loan. The maturity date has been amended to match the maturity date of this new financing and the cash portion of the interest will be payable in kind until December 2008.

In addition, amendments were also made to the terms of the credit facility and the convertible term loan for the portion of the debt held by two of the lenders, who are not Company insiders, whereby their respective portions would be convertible into common shares of the Company at a price of $0.114 per share. As well, the conversion price of the portion of the convertible term loan held by one of the lenders was amended to the same price.

As some of the parties participating in the financing are related parties of the Company, as defined by applicable securities legislation in Québec and Ontario, the financing is considered a related-party transaction. However, it is exempt from the valuation and minority approval requirements, as it is a loan to the Company obtained on reasonable commercial terms that are no less advantageous to the Company than if the loan had been obtained from persons that were dealing at arm’s length with the Company.

The Company will file a material change report less than 21 days prior to the closing date of the financing, a shorter period that is reasonable and necessary under the circumstances, which will allow the Company to complete the transaction in a timely manner in order to finance its operations and execute on its growth strategy.

Status update on results
The Company intends to update its financial statements and accompanying management’s discussion and analysis for the periods ended December 31, 2006 and March 31, 2007 in the coming days.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of July 3, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2006 Annual Report and to its 2006 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of SR Telecom as of July 3, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryone and symmetrymx are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783